Exhibit 23.2

To the Board of Directors and Shareholders of American Battery Materials, Inc

We consent to the inclusion in the Form S-1 Registration Statement of American Battery Materials, Inc. (Amendment No. 1). of our report dated April 1, 2024, relating to our audit of the consolidated balance sheet of American Battery Materials, Inc. as of December 31, 2023, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Experts” in the Registration Statement.

June 11, 2024

We have served as the Company’s auditor since 2023

Los Angeles, California

PCAOB ID Number 6580